SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02067897

DEC 27

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED):

For the fiscal year ended June 30, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ____________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN

Date:

Gregory S. Frank
Vice President - Controller

Date:

Peter D. Bewley
Senior Vice President,
General Counsel & Secretary

Date:

Gerald E. Johnston
President and Chief Operating Officer

Index to Exhibits

Exhibit No. Per Item 601 Of Reg. S-K	Description
23	Consent of Deloitte & Touche LLP

THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN

Financial Statements as of and for the Years Ended June 30, 2002 and 2001, Supplemental Schedule as of June 30, 2002 and Independent Auditors' Report

THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 2100
1111 Broadway
Oakland, California 94607-4036

Tel: (510) 287-2700
Fax: (510) 835-4888
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

The Clorox Company:

We have audited the accompanying statements of net assets available for benefits of The Clorox Company Employee Retirement Investment Plan (the "Plan") as of June 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of June 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 13, 2002

Deloitte
Touche
Tohmatsu

THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2002 AND 2001

	2002	2001
Cash and cash equivalents	$ 253,082	$ 16,715
Investments at fair value:		
Clorox Company Common Stock	5,461,515	100,312,740
Clorox Company Stock Fund	108,494,564	-
Federated Prime Obligation Money Market Fund	65,570,066	66,092,443
Fidelity Spartan Extended Market Index Fund	4,480,658	4,202,220
Fidelity U.S. Bond Index Fund	28,653,652	24,758,804
Invesco Total Return Fund	7,737,608	8,210,462
MAS Small Cap Value Portfolio	9,229,566	6,662,534
Putnam Fund for Growth and Income	48,543,981	59,147,904
Putnam International Growth Fund	22,968,814	27,020,516
Putnam Investors Fund	35,619,242	52,984,269
Putnam S&P 500 Stock Index Fund	33,646,980	39,245,952
Putnam Vista Fund	31,500,591	49,188,858
Participant Loans	14,912,086	15,980,318
Voluntary Contribution Separate Accounts	1,276,428	2,570,243
Total investments	418,095,751	456,377,263
Net due from (to) brokers	(81,172)	(143,488)
Contributions receivable	23,313,387	-
Total receivables (payables)	23,232,215	(143,488)
NET ASSETS AVAILABLE FOR BENEFITS	$ 441,581,048	$ 456,250,490

See notes to the financial statements.

THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Net depreciation in fair value of investments	$ (32,530,036)	$ (113,412,456)
Interest income and dividends	8,600,517	30,653,977
Investment management fees	(62,976)	(66,659)
Net investment loss	(23,992,495)	(82,825,138)
Contributions:		
Participant	22,106,264	22,073,113
Employer	27,847,225	4,167,715
Total	49,953,489	26,240,828
Total additions, net	25,960,994	(56,584,310)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Benefit payments to participants	40,630,436	41,703,318
Total deductions	40,630,436	41,703,318
NET DECREASE	(14,669,442)	(98,287,628)
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	456,250,490	554,538,118
End of year	$ 441,581,048	$ 456,250,490

See notes to the financial statements.

1. DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of The Clorox Company Employee Retirement Investment Plan (the "plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General - The Plan is a defined contribution plan covering most salaried and hourly-paid production employees of The Clorox Company and its United States subsidiaries (the "Company"), which is administered by Putnam Investments. Putnam Investments is also the trustee for the Plan.

Company Discretionary Contributions – The Plan provides that any Company contributions are discretionary. For the years ended June 30, 2002 and 2001, the Company's contributions were based on the Clorox Value Measure ("CVM"), an economic value measurement system, which is based on net operating earnings after tax, less a capital charge for net assets employed.

In accordance with the Plan, the Company's contribution may not exceed:

a. The maximum amount deductible for federal income tax purposes, or

b. The maximum amount allowable to satisfy the requirement of Section 410(b) of the Internal Revenue Code.

The Company's contribution up to 7% of a participant's defined plan compensation is made to the participant's value sharing account in accordance with the participant's election. When the allocations to participants otherwise exceed 7% of a participant's defined plan compensation, a separate cash payment, which equals the participant's defined plan compensation multiplied by the percentage over 7% will be made to fully vested employees. This cash payment may be deferred as part of the participant's contribution to the Plan or, for certain highly compensated employees, under The Clorox Company Nonqualified Deferred Compensation Plan. For participants not fully vested, the entire allocation will remain in their separate Value Sharing account, even if that allocation exceeds 7% of the participant's compensation.

Participant Contributions - Participants may elect, immediately after their date of hire, to contribute from 2% to 15% (1% to 16% for Cartersville participants) of their total plan compensation to their separate accounts each payroll period. Participant's contributions per year were limited to $11,000 and $10,500 for the years 2002 and 2001, respectively.

Participants may elect to change their contribution percentages and investment options at any time.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Company Matching Contributions - The Company matches 100% of each participant's contribution, not to exceed $1,000 (3% of compensation for Cartersville participants). Employees are eligible for the Company match after completing one year of service.

Vesting - Contributions become vested as follows:

- *Company contributions* - Participants become 34% vested after completing three years of service and progressively become 100% vested after five full years of service or upon reaching age 60 while employed by the Company, death, or termination of employment due to disability (as defined by the Plan). Any forfeitures are used to reduce the Company's contribution.

- *Participant contributions* and accumulated earnings vest immediately.

- *Company matching contributions* and accumulated earnings vest immediately.

Investments - Participants may direct investments into a variety of mutual funds and common stock of the plan sponsor.

Clorox Company Stock Fund – Effective April 29, 2002 Clorox converted a part of the Clorox Company Common Stock (Non ESOP) to a tax qualified employee Stock Ownership Plan (ESOP). All amounts invested in Clorox Company Common Stock (Non ESOP) became part of the Clorox Company Stock Fund (ESOP) as of April 29, 2002. This resulted in a transfer of $123.4 million from the Non ESOP to the ESOP stock fund. The quarterly dividends paid on the ESOP shares will be 100% vested and will be reinvested automatically. The participant can elect to receive a direct dividend payment instead of reinvesting. The Clorox Company Common Stock (Non ESOP) will hold contributions made after April 29, 2002, money transferred into the stock fund from other investment funds and any loan repayments made to the stock fund. Any assets in the Non ESOP stock plan will transfer to the ESOP every year on July 1st.

Loans to Plan Participants - Participants may obtain up to two loans for the lesser of $50,000 or 50% of the participant's vested Plan balance. Loan repayments may be scheduled for up to five years (fifteen years for a home purchase), are fully amortizable, and bear interest at a fixed rate which is prime plus 1% at the time the loan is made. At June 30, 2002 there were 2,869 such loans with interest rates ranging from 5.75% to 10.65%.

Income Taxes – The Plan obtained its latest determination letter dated August 23, 2001, in which the Internal Revenue Service stated that the Plan, effective as of July 1, 1989 and as amended through November 20, 2000, was in compliance with the applicable requirements of the Internal Revenue Code. The Company and its legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Plan Termination - Although the Company has not expressed any intention to terminate the Plan, it has the right to do so. Termination would result in immediate vesting of any Company contributions and distribution of plan assets in accordance with the Employee Retirement Income Security Act of 1974.

Payment of Benefits – On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her individual account. If the participant has amounts in his or her account attributable to contributions made before July 1, 1996, then the participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her individual account or annual installments over a period of 5, 10, 15 or 20 years. A participant or beneficiary who is receiving installments may elect, at any time, to cease receiving installments and to receive the remaining installments in a lump-sum distribution. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan expenses include loan origination and maintenance fees paid by the Plan. All other expenses are paid by the Company.

Forfeited Accounts – At June 30, 2002, forfeited non-vested accounts totaled $307,573. These accounts will be used to reduce future employer contributions. Also, in 2002 and 2001, employer contributions were reduced by $291,942 and $919,666, respectively from forfeited non-vested accounts.

Significant accounting policies of the Plan are summarized as follows:

a. *Basis of Accounting* - The accompanying financial statements are prepared on the accrual basis.

b. *Valuation of Investments and Income Recognition* - Investments in mutual funds and common stock are stated at their estimated fair values, which are determined by quoted market prices. Participant loans are carried at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

   The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with the certain investment securities, it is reasonably possible that changes in the fair market values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

c. *Benefit payments* to participants are recorded upon distribution.

d. *Distributions Due to Participants* - As of June 30, 2002 and 2001, no significant amounts were due to participants who had requested distributions prior to the Plan's year-end.

e. *Accounting Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits at June 30, 2002 and 2001 are as follows:

	Shares/Units	2002	Shares/Units	2001
Clorox Company Stock Fund	2,623,810	$108,494,564	-	-
Clorox Company Common Stock	-	-	2,963,449	$100,312,740
Federated Prime Obligation Money Market Fund	65,570,066	65,570,066	65,092,443	66,092,443
Putnam Fund for Growth and Income	3,030,211	48,543,981	3,083,832	59,147,904
Putnam Investors Fund	3,612,499	35,619,242	4,035,359	52,984,269
Putnam Vista Fund	4,393,388	31,500,591	4,720,620	49,188,858
Putnam S&P 500 Stock Index Fund	4,546,889	33,646,980	4,336,569	39,245.952
Putnam International Growth Fund	1,188,247	22,968,814	1,265,598	27,020,516
Fidelity U.S. Bond Index Fund	2,626,366	28,653,652	2,333,535	24,758,804

During the years ended June 30, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2002	2001
Clorox Company Common Stock	$31,874,977	$(31,249,281)
Clorox Company Stock Fund	(9,285,065)	-
Mutual Funds	(53,826,133)	(80,992,334)
Voluntary Contribution Separate Accounts	(1,293,815)	(1,170,841)
Total	$(32,530,036)	$(113,412,456)

3. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the administrator and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $62,976 and $66,659 for the years ended June 30, 2002 and 2001, respectively.

THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 2002

Description	Aggregate Shares/Units	Fair Value
CLOROX COMPANY COMMON STOCK	132,080.163	$ 5,461,515
CLOROX CO. STOCK FUND	2,623,810.494	108,494,564
FEDERATED PRIME OBLIGATION MONEY MARKET FUND	65,570,065.855	65,570,066
FIDELITY FUNDS:		
Fidelity Spartan Extended Market Index	206,007.268	4,480,658
Fidelity US Bond Index Fund	2,626,365.920	28,653,652
INVESCO TOTAL RETURN FUND	331,801.352	7,737,608
MAS SMALL CAP VALUE PORTFOLIO	554,328.272	9,229,566
PUTNAM FUNDS:		
Putnam Fund for Growth and Income*	3,030,211.074	48,543,981
Putnam International Growth Fund*	1,188,246.995	22,968,814
Putnam Investors Fund*	3,612,499.169	35,619,242
Putnam S&P 500 Stock Index Fund*	4,546,889.230	33,646,980
Putnam Vista Fund*	4,393,387.798	31,500,591
TOTAL		$ 401,907,237

	Number of Loans	
PARTICIPANT LOANS (at interest rates from: 5.75% to 10.65%)	2,869	$ 14,912,086

* Represents a party-in-interest transaction

(continued)

THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
June 30, 2002

VOLUNTARY CONTRIBUTION
SEPARATE ACCOUNTS:

	Aggregate Shares	Cost	Fair Value
CASH		$ 13,730	$ 13,881
SECURITIES			
Advanced Fibre	500	9,592	8,270
Allegheny Energy Inc. Com	400	7,587	10,300
Ameren Corp	300	6,581	12,903
AOL Time Warner Inc.	300	4,790	4,413
Apartment Investment and Management	500	23,340	24,600
Automatic Data Processing	10,000	6,064	11,255
Camden Ppty Tr Com SBI	600	17,702	22,218
Chelsea GCA REalty Inc.	500	9,708	16,725
Cigna High Income SH SBI	1,948	13,175	5,064
Cisco Systems Inc.	2,300	31,033	32,085
CLC Heathcare Inc.	100	469	30
Clayton Homes Del	1,000	16,729	15,800
Coca Cola	448	15,508	25,088
Crescent Real Est	1,000	25,423	18,700
Cpn Treas Rcpt Int Pymt on 10.375 2012	24,900	7,478	21,874
Cpn Treas Rcpt Int Pymt on 12% 2013	17,340	4,755	13,341
Cpn Treas Rcpt Int Pymt on 12.5% 2014	20,000	5,038	14,418
Delta Air Lines Notes	10,000	9,755	8,800
DPL	450	4,450	11,902
Dupont E I De Nemours	600	25,900	26,640
Duke Energy Corp	1,000	33,127	31,100
Dynergy Inc.	200	2,635	1,440
Entergy Corp	200	2,811	8,488
Equity Inns Inc.	3,000	30,201	24,150
Essex PPty Tr Inc.	1,000	18,745	54,700
Five Star Quality Care	20	145	111
Ford Capital Guaranteed Notes	200	10,358	11,250
Geogia Pacific	1,000	40,862	26,660
Glenborough Realty	1,000	18,357	23,700
Golf Trust of America	400	10,835	1,252
Great Lakes	1,400	24,321	26,572
Health Care PPty Invs	1,000	28,256	42,900
Hewlett Packard Co	664	9,438	10,145
Highwoods Properties Inc.	1,000	23,213	26,000
Hrpt Pptys T Com	1,000	16,614	8,850
Intel	800	6,322	14,616
Johnson & Johnson	1,000	22,446	52,260
JP Morgan Chase & Co.	500	22,243	16,960
La Quinta Properties	1,000	14,882	7,250
Levi Strauss & Co Notes	10,000	9,355	8,550
LTC Properties	1,000	13,621	8,500
MBNA Corp	675	16,281	22,322
Merck & Co.	1,080	20,379	54,691
Mercury US Large Cap	417	4,199	2,892
Mills Corporation	400	9,750	12,400
Mirant Corp	159	1,917	1,160
ML Capital Fund Class D	182		4,619
ML Developing Cap Mkts A	1,062	18,248	10,978
ML Fundamental Growth D	2,732	59,806	40,162
ML Futures Investment II L P	50	5,000	9,735

(Continued)

THE CLOROX COMPANY EMPLOYEE RETIREMENT INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
June 30, 2002

VOLUNTARY CONTRIBUTION
SEPARATE ACCOUNTS:

	Aggregate Shares	Cost	Fair Value
ML Pacific Fund Cl A	1,252	26,539	19,986
ML Ready Assets	51,708	51,708	51,708
Occidental Pete Corp	1,200	32,488	35,988
Pacific Gas & Elec	200	4,296	3,578
Polyone Corp	2,000	21,695	22,500
Prime Group Realty Trst	500	7,638	3,255
Qwest Comm Intl. Inc.	1,718	34,839	4,810
Reliant Energy Inc	400	7,901	6,760
Sangstat Medicl	500	6,063	11,490
SBC Communictns	146	1,526	4,453
Senior Hsg Pptys	100	1,650	1,570
Solectron Corp Del	2,400	25,452	14,760
Southern Company	400	3,010	10,960
St Paul Cos Inc	112	5,967	4,359
Standard and Poors Dep Recpts	400	58,725	39,584
Sun Microsystems	500	9,737	2,505
TC Pipelines	1,000	19,466	23,710
Tidewater Inc.	375	16,616	12,346
Tigr Series 12	21,000	10,992	14,900
TMP Worldwide Inc.	200	11,041	4,300
UAL Corp Depository Shares	300	8,038	5,850
US Treasury Strip	25,000	4,943	21,592
Vectren Corp Indiana Com	500	12,387	12,550
Ventas Inc.	2,000	24,434	25,500
Washington Mutual Inc.	841	10,553	31,209
Xerox Corp	500	10,479	3,485
		$ 1,181,357	$ 1,276,428

(Concluded)

Deloitte & Touche LLP
Suite 2100
1111 Broadway
Oakland, California 94607-4036

Tel: (510) 287-2700
Fax: (510) 835-4888
www.us.deloitte.com

Deloitte
& Touche

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-41131 (Post-Effective Amendment No. 1 and No. 2) of The Clorox Company on Form S-8 of our report dated December 13, 2002, appearing in this Annual Report on Form 11-K of the Clorox Company Employee Retirement Investment Plan for the year ended June 30, 2002.

Deloitte & Touche LLP

December 20, 2002